UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
13 April 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Emerge Energy Services LP

File No. 1-35912 -- CF# 33504
_____

    Emerge Energy Services LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016.

    Based on representations by Emerge Energy Services LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.24   through November 9, 2021
      Exhibit 10.25   through February 28, 2026

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brent J. Fields
            Secretary